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                            November 15, 2023

       Jose Bengochea
       Chief Executive Officer
       Iron Horse Acquisitions Corp.
       P.O. Box 2506
       Toluca Lake, CA 91610

                                                        Re: Iron Horse
Acquisitions Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 19,
2023
                                                            File No. 333-275076

       Dear Jose Bengochea:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 19, 2023

       Part II
       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, page II-3

   1.                                                   Please revise your
Exhibit 107 - Registration Fee Table to clarify when and how the registration statement
fees were paid.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
       have questions regarding comments on the financial statements and related matters. Please
 Jose Bengochea
Iron Horse Acquisitions Corp.
November 15, 2023
Page 2

contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameJose Bengochea
                                                        Division of Corporation
Finance
Comapany NameIron Horse Acquisitions Corp.
                                                        Office of Real Estate &
Construction
November 15, 2023 Page 2
cc:       Kenneth C. Winterbottom IV
FirstName LastName